May 30, 2025

Richard Paolone
Interim Chief Executive Officer
Entero Therapeutics, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

       Re: Entero Therapeutics, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed May 27, 2025
           File No. 001-37853
Dear Richard Paolone:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A
Proposal No.1: Election of Directors
Background to Appointments of Messrs. Paolone, Corbett and Uppal, page 13

1. We note your disclosure that "[n]one of Mssrs. Uppal, Paolone or Corbett have any relationship or affiliation with the BC Lender other than as appointees designated by the BC Lender." We further note that is appears Mssrs. Paolone and Corbett are employed by Oakridge Group. Please clarify whether BC Lender or its control person,
       Alson Niu, have any relationship or affiliation with Oakridge Group or Mssrs. Uppal,
       Paolone or Corbett or otherwise advise.
Director Compensation, page 15

2. Please revise to include principal occupations and employment during the past five years for each nominee. See Item 7(b) of Schedule 14A and Item 401(e)(1) of
       Regulation S-K. For example, only, we note the following positions are not disclosed:
           It appears that Richard Paolone is a Partner in Oakridge Law, which appears to be affiliated with Oakridge Group and Oakridge Securities, Inc.;
 May 30, 2025
Page 2

             It appears that Richard Paolone and Eric Corbett are directors of Mixed Martial
           Arts Group Limited (NYSE American: MMA); and
             It appears that Manpreet Uppal is a real estate agent with the Sutton Group-
           Alliance R.E.S.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ross Carmel, Esq.